EZJR, Inc.

A Nevada Corporation

935 Highway 124, #125, Braselton, GA 30517, Tel: (678) 866-3337 Fax: 678-866-2353

May 31, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Mr. Duc Dang

Senior Counsel

Re: EZJR, Inc.

Form 8-K

Filed April 20, 2012

File No. 000-53810

Dear Mr. Dang:

On behalf of EZJR, Inc. (the “Company”), we are hereby responding to the letter, dated May 18, 2012 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K (File No. 000-53810) (the “Current Report”). In response to the Comment Letter and to update certain information in the Current Report, the Company is filing with the Commission today Amendment No. 2 to the Current Report (the “Amendment”) on Form 8-K/A. We are sending you a marked copy, with the correspondence for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s responses are set forth below each comment.

1.01 Entry into a Material Definitive Agreement, page 2

1. We note your response to comment 3 and the identification of Brenda Zimbardi and Rick Kaye of OWR. We partially reissue our comment. Please identify your shareholders that that sold shares and briefly describe the negotiations that resulted in this transaction. Also, identify the "entity controlled by the shareholders of OWR."

Response: Prior to the reverse merger, the control owners of EZJR included: Adam Alred, Guy A. Arnone, Rick Kaye and AdMaxOffers.com. Brenda Zimbardi and Rick Kaye were the two shareholders of OWR that introduced OWR to EZJR. Brenda Zimbardi and Adam Alred are also beneficial owners of AdmaxOffers.com which invests in early stage growth companies. During the negotiations between the parties, they agreed that OWR would be acquired by EZJR in exchange for 390,000 restricted shares of EZJR's common stock which were issued to the two shareholders of OWR, i.e., Brenda Zimbardi and Rick Kaye.

2. We note your response to comment 4. Please confirm if it is the opinion of counsel that your transactions, which resulted in a change of control and reverse merger, did not require the approval of your shareholders pursuant to applicable state law.

Response: We asked our corporate counsel, Thomas, C. Cook, Esq., Las Vegas, NV, Phone: 702-221-1925 to confirm that our transactions, which resulted in a change of control and reverse merger, did not require the approval of our shareholders pursuant to applicable state law. He responded, “Yes, it is my opinion that the change in control can be done without a shareholder vote via the structure that we have implemented. OWR was acquired by EZJR Acquisition Subsidiary, whose only shareholder was EZJR. EZJR approved that transaction. Then, the wholly-owned subsidiary was collapsed into the parent (which does not require a shareholder vote). Therefore, under applicable Nevada law, shareholder approval was not needed for the latter transaction.”

Ownerwiz Realty Business, page 3

3. We note your response to comment 5 that you earn commission revenues from both buyers and sellers. Since you appear to focus on the rent-to-own sales arrangement, please discuss how your fees are charged and collected.

Response: We added a more detailed explanation of how we earn commission revenues under the rent-to-own sales arrangement. See fourth paragraph under Ownerwiz Realty Business.

4. We note the revised disclosure referring to "terms and conditions." Please revise to elaborate on the typical terms and conditions between you and your clients, whether buyers or sellers.

Response: We replaced the wording of “terms and conditions” by detailing the actual terms and conditions to make the document easier to understand.

5. We note your response to comment 7 that \-www.ownerwizrealty.com is your subsidiary's website. Please clarify if the website represents the operations you are conducting through your subsidiary.

Response: The website is our subsidiary’s website, and it is still under development. The final goal of the website is that once OwnerWiz Realty Inc. receives the fully qualified rent to own buyer lead it is loaded into the agent system as part of the ownerwizrealty.com web site. The buyer’s lead will include a full profile with the ability to add notes, track the progress of the buyer's steps through the home search process. This information can be monitored by OwnerWiz Realty agents and the referring buyer's agent. The referring buyer’s agent will be able to log in to review and update the progress of the buyer's home search, while setting updates and reminders for each step of the transaction until a contract is signed and buyer moves in.

6. Please revise to explain how you obtain the "information in addition to MLS data" that you use to obtain and retain clients.

Response: We revised the disclosure to clarify that the OWR staff prepares its own local data for “information in addition to MLS data” which includes neighborhood attributes, newly built home listings, school district information, comparable home sales data, maps and driving directions, and user-generated content.

Risk Factors, page 13

If OWR' s business plan is not successful..., page 13

7. You disclose that OWR' s shareholders may lose their investment. Please revise to clarify the risk to your shareholders.

Response: We have revised the subheading and we added a paragraph to this risk factor that states, “Failure to raise additional financing will cause us to go out of business. Further, we cannot guarantee that we will be successful in generating revenues and profit in the future. Failure to generate revenues and profit will cause us to suspend or cease operations. If this happens, you could lose all or part of your investment.”

Low-priced stocks may affect the resale of OWR's shares, page 21

8. Please revise the subheading to clarify whether your stocks would be deemed penny stocks.

Response: We revised the subheading to state, “Our shares of common stock are subject to the “Penny Stock” rules of the Securities and Exchange Commission and the trading market in our securities will be limited, which will make transaction in our stock cumbersome and may reduce the value of an investment in our stock.”

Management's Discussion and Analysis..., page 23

9. Please revise to provide more details about the "leads" you purchase from your related party. Please identify such related party with your Item 404 of Regulation S-K disclosure.

Response: We revised the document, under “Management’s Discussion and Analysis,” on page 24 and under “Certain Relationships and Related Transactions” on page 29 to provide more details about the “leads” we purchased from our related party. We disclosed that Fulfillment Central Publishing, Inc., a company owned by Brenda Zimbardi, who is a beneficial owner of AdMaxOffers.com, a majority shareholder of EZJR, operates several websites that generates, lists of individuals that have expressed an interest in rent-to-own residential real estate. Fulfillment Central Publishing, at a cost of $1,000 per month, provides OWR with a list of 100 individuals per month that have expressed interest in rent to own residential real estate.

Results of Operations, page 23

10. In light of only Adam Aired receiving compensation in 2011, please clarify how you incurred $47,383 in payroll and payroll taxes.

Response: Although Adam Alred is the only employee as of December 31, 2011, he was not the only employee during the entire period. Adam Alred began receiving compensation as of October 9, 2011 at $9,600 per month. Prior to Mr. Alred’s employment, the Company had two other non-officer employees on the payroll from June 2011 through November 2011.

On behalf of the company, we acknowledge that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to me at (678) 866-3337.

EZJR, Inc.
By: /s/ Adam Alred
Adam Alred President